UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 26, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 May 2023 entitled ‘Publication of the 2023 Annual Report’.

26 May 2023

Vodafone Group Plc (‘Vodafone’ or the ‘Company’)

Publication of the 2023 Annual Report

Vodafone has today published on the Company's website its Annual Report for the year ended 31 March 2023 (the '2023 Annual Report'). The 2023 Annual Report is available at investors.vodafone.com/results.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority ('FCA'), the 2023 Annual Report will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In accordance with FCA's Disclosure Guidance and Transparency Rule (‘DTR’) 6.3.5(1A) the regulated information required under DTR 6.3.5 is available in unedited full text within the 2023 Annual Report as uploaded and available on the National Storage Mechanism and on the Company’s website as noted above.

-ends-

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 26, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary